

SECU 10035550 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8-65418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DRO-WST Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. La Salle Street 19th Floor
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-291;0560
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 W. Jackson Blvd Suite 2045	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2010

OATH OR AFFIRMATION

I, Mark Westcott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DRO/WST Trading, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
Gina Garcia
Notary Public, State of Illinois
My Commission Expires on 5/9/10



Signature

Managing Member

Title



Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRO-WST Trading, LLC
(An Illinois
Limited Liability Company)

Financial Statements
Year Ended December 31, 2009, and
Independent Auditors' Report

(Filed Pursuant to Rule 17A-5 Under the Securities Exchange Act of 1934)

DRO-WST TRADING, LLC
Annual Report
For the Year Ended December 31, 2009

Table of Contents

Robert Cooper & Co. CPAs P.C.
141 Jackson Blvd Suite 1080
Chicago, Illinois 60604
312-322-2238
Fax: 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
DRO-WST Trading, LLC

We have audited the accompanying statement of financial condition of **DRO-WST Trading, LLC** as of December 31, 2009 , and the related statements of income, changes in Members capital, and cash flows for the period ending December 31, 2009. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **DRO-WST Trading, LLC** as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPA's PC
February 24, 2010

DRO-WST Trading, LLC
(An Illinois limited liability company)
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	1,463,145
Due to broker dealer		30,129,225
Securities owned:		
Marketable securities, at market value		34,291,068
Options, at fair value		55,279,948
Spot commodities		
Total securities owned		89,571,016
Accrued receivable		42,690
Preferred Stock		50,000
Investment in AOTUSA		28,527
Fixed assets net of depreciation		12,319
Total Assets	$	121,296,922

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	
Securities sold short:		
Marketable securities sold short, at market value		90,723,905
Options sold short, at fair value		26,286,423
Accounts payable, accrued liabilities		58,311
Total liabilities		117,068,639
Member's equity		4,228,283
Total member's equity and Liabilities	$	121,296,922

The accompanying notes to financial statements are an integral part of this statement

DRO-WST Trading, LLC
(An Illinois limited liability company)
Statement of Operations
For the year ended December 31, 2009

Revenues:		
Trading Equities revenue net of commissions	$	-1,470,292
Trading futures revenue net of commissions		2,494,125
Interest and dividend income		128,365
Brokerage income		194,434
Other income		1,182,545
Total Revenue		2,529,177
Expenses:		
Interest expense		756,597
Employee costs		17,338
Dividend expense		537,670
Regulatory and other expenses		166,886
Seat lease		931,771
Depreciation		18,480
Legal and professional		151,323
Trader fees & Payroll		205,313
Technology & information expenses		636,530
Other operating expenses		575,936
Total expenses		3,997,844
Net Income	$	-1,468,667

The accompanying notes to financial statements are an integral part of this statement

DRO-WST Trading, LLC
(An Illinois limited liability company)
Statement of Changes in Member's Equity
For the year ended December 31, 2009

Members Capital December 31, 2008	$	8,796,910
Capital contributions		
Capital withdrawals		(3,099,960)
Net income		(1,468,667)
Members Capital December 31, 2009	$	4,228,283

The accompanying notes to financial statements
are an integral part of this statement

DRO-WST Trading, LLC
(An Illinois limited liability company)
Statement of Cash Flows
For the year ended December 31, 2009

Cash Flows From Operating Activities:	
Net Income	$ (1,468,667)
Items not effecting cash flow to reconcile cash depreciation	18,480
Changes in assets and liabilities:	
Increase in securities owned	66,959,049
Decrease in receivable from brokers and dealers	(66,368,141)
Increase in receivable for interest and dividends	(31,006)
Increase in receivable	(21,217)
Increase in securities sold, net yet purchased	5,214,130
Increase in dividends payable	0
Decrease in futures accounts	(105,281)
Increase in accounts payable and accrued liabilities	39,515
Net Cash used in operating activities	4,236,862
Cash Flows From Investing Activities:	
Purchase of fixed assets	(30,799)
Net Cash used in investing activities	(30,799)
Cash Flows From Financing Activities	
Proceeds from capital contributions	0
Payments for capital withdrawals	(3,099,960)
Net cash provided by financing activities	(3,099,960)
Net change in cash and cash equivalents	1,106,103
Cash at December 31, 2008	357,042
Cash at December 31, 2009	$ 1,463,145

Interest expense paid in 2009	$ 756,597

The accompanying notes to financial statements are an integral part of this statement

NOTE 1 Organization

DRO-WST Trading, LLC (The "Company") was organized under the Illinois Limited Liability Company Act on June 4, 2002. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. **DRO-WST Trading, LLC** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2 Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities, including options thereon which are used primarily to hedge certain proprietary securities and commitments. Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

Recent Accounting Pronouncements

The Company was required to adopt SFAS No. 157 effective January 1, 2008. The standard addresses the way in which companies' measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The impact of the adoption of SFAS No. 157 was not significant to the Company's results of operations or financial position.

Income Taxes.

A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis. The Company is subject to a 1.5% Illinois replacement tax.

Depreciation.
Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3 Clearing Agreement

The Company has a joint back office (JBO) clearing agreement with Merrill Lynch Pro Clearing Corp. The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 50,000 in a preferred interest in Merrill Lynch Clearing, Corp. The Company's interest in Merrill Lynch Pro is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Board Options Exchange, the Company is required to maintain a minimum net liquidly trading value of $1 million in Merrill Lynch exclusive of the preferred stock value of $50,000.

NOTE 4 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for the preferred stock ownership, their carrying amounts approximate their fair value.

NOTE 5 Fair Value measurements

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents. The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value

Cash and securities, due from broker	Level 1		Total	$65,833,438
Derivatives	Level 1		Total	55,279,984
Dividends and accrued income	Level 1		Total	121,217
Total at Fair Value	Level 1		Total	$121,284,603

Liabilities at Fair Value

Securities sold, not yet purchased	Level 1		Total	$90,723,905
Options sold, not yet purchased	Level 1		Total	26,286,423
Dividends and accrued payables	Level 1		Total	58,311
Total at Fair Value	Level 1		Total	$ 117,068,639

NOTE 4 Securities Owned and Sold, but not yet purchased

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Sold, net yet purchased
Options	$26,286,423
Securities	$90,723,905

NOTE 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2009 the Company had net capital of $ 1,456,574, which was $1,356,574 in excess of its required net capital.

NOTE 6 Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. The value of futures contracts are reported as open trade equity.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

NOTE 7 Financial Instruments Held or Issued for Trading Purposes

The Company trades in exchange trade equities and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Equity activities (including equity shares, and options on stock)	$(1,470,292)
Trading of futures	2,494,125

NOTE 7 Financial Instruments Held or Issued for Trading Purposes (continued)

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2009, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

December 31, 2009	Asset FMV	Liability FMV	Asset Average. FMV	Liability Average FMV
Options	$ 55,279,948	$26,286,423	$63,794,321	$42,297,559

NOTE 8 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2009 consist of the following:

Broker-dealer	$30,129,225

The receivable from broker-dealers is primarily from the selling of stock, futures and options thereon. The balance is receives interest at the broker call minus 75 basis points. The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

At December 31, 2009, substantially all assets of the Company are deposited with the clearing broker.

NOTE 9 Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 10 Guarantees

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FIN 45. Derivatives that meet the FIN 45 definition of guarantees include written options. Since the Company does not track the counterparties purposes for entering into a derivative contract it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written options on futures and on securities, are disclosed as at their fair value.

The Company records all derivative contracts at fair value. For this reason the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts, rather the Company manages the risk exposure on a fair value basis. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 11 Preferred Stock

The Company owns preferred in their broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 12 Subsequent events

Nothing to report.

DRO-WST Trading, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2009

Member's equity, December 31, 2009	$	4,228,283
Less:		
Non allowable assets		-133,536
Charges of futures accounts		-13,500
Haircuts		-2,555,653
Undue concentration		-69,020
Net capital		1,456,574
Required net capital		100,000
Excess capital	$	1,356,574
Excess capital @ 1000%	$	1,350,743

Note The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by DRO-WST Trading, LLC as of December 31, 2009

The accompanying notes to financial statements are an integral part of this statement

DRO-WST Trading, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness		
Items included in the balance sheet:		
Accrued liabilities	$	58,311
		58,311

Ratio: Aggregate Indebtedness to Net Capital	**4.003298% to 1**

The accompanying notes to financial statements are an integral part of this statement

Schedule II

DRO-WST Trading, LLC
(An Illinois limited liability company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2009

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: **The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.**

Robert Cooper and Company CPA's P.C.
141 West Jackson Blvd. Suite 1080
Chicago, Illinois 60604
312-322-2238
facsimile 312-698-8722

To the Members:
DRO-WST Trading , LLC:

In planning and performing our audit of the financial statements and supplemental schedules of DRO-WST Trading , LLC (the Company), for the year ended December 31, 2009, under generally accepted auditing standards, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure

elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Chicago Board Options Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Robert Cooper and Company CPA's P.C.

February 24 , 2010

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2009

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Mark Westcott

Mark Westcott
Managing Member